September 9, 2004

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated September 9, 2004, (Outlook for business performance in the current fiscal year ending March 31, 2005, and interim dividend)

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

Dlw 9/14

September 9, 2004
Sumitomo Metal Industries, Ltd.

Outlook for business performance in the current fiscal year ending March 31, 2005, and interim dividend

The outlook for the Company's business performance for the current fiscal year, ending March 2005, is shown below, and accompanies the disclosure of a summary of the Company's quarterly business results, in accordance with the rules of the Tokyo Stock Exchange, Inc., concerning timely disclosure.

1. Consolidated figures (units: billion yen)

Interim period (April 1, 2004 to September 30, 2004)	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published September 9, 2004)	570 (approx.)	62 (approx.)	55 (approx.)	30 (approx.)
Previous outlook (Published May 10, 2004)	530 (approx.)	35 (approx.)	20 (approx.)	10 (approx.)
(Reference) Actual figures for the previous interim period	550.1	46.0	29.4	15.5

(units: billion yen)

Current fiscal year (April 1, 2004 to March 31, 2005)	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published September 9, 2004)	1,200 (approx.)	135 (approx.)	120 (approx.)	65 (approx.)
Previous outlook (Published May 10, 2004)	1,130 (approx.)	95 (approx.)	70 (approx.)	35 (approx.)
(Reference) Actual figures for the previous period	1,120.8	93.0	68.7	30.7

2. Non-consolidated figures

(units: billion yen)

Interim period (April 1, 2004 to September 30, 2004)	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published September 9, 2004)	360 (approx.)	43 (approx.)	35 (approx.)	20 (approx.)
Previous outlook (Published May 10, 2004)	320 (approx.)	25 (approx.)	15 (approx.)	8 (approx.)
(Reference) Actual figures for the previous interim period	359.2	38.5	28.5	20.6

(units: billion yen)

Current fiscal year (April 1, 2004 to March 31, 2005)	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published September 9, 2004)	750 (approx.)	91 (approx.)	75 (approx.)	40 (approx.)
Previous outlook (Published May 10, 2004)	690 (approx.)	65 (approx.)	45 (approx.)	25 (approx.)
(Reference) Actual figures for the previous period	711.7	73.6	57.7	23.7

3. Business performance forecast

[Qualitative information relating to the business performance forecast]

From the first quarter of the current fiscal year there have been signs of a full-scale recovery in the Japanese economy, as seen in the gentle recovery in personal consumption as well as the increase in investment in plant and equipment accompanying the improvement in corporate profitability. Production in the steel industry has continued at a high level, underpinned by firm demand for steel materials both domestically and overseas, as the global economy recovers. Against this background of firm demand for steel materials, the prices of raw materials are rising, leading to higher costs. We made our efforts to raise steel material prices, both domestically and for our exports, and to improve profitability.

Looking at our interim business results, the current outlook for sales is comparatively higher than the previous outlook, on both a consolidated and non-consolidated basis, due to several factors, among them the improvement in sales prices and the increase in sales volume. The current outlook for both consolidated and non-consolidated operating profits is also considerably better than the previous outlook. Recurring profit is expected to improve by approximately 35 billion yen on a consolidated basis and about 20 billion yen on a non-consolidated basis, and net income is expected to improve by approximately 20 billion yen on a consolidated basis and about 12 billion yen on a non-consolidated basis, due to the improvement in recurring profit.

Furthermore, the business performance forecast for the current fiscal year will be revised as mentioned above, due to several factors including an improvement in sales prices and an increase in sales volume.

4. Interim dividend

At today's meeting of the Board of Directors, the Directors decided not to offer an interim dividend, preferring instead to set a dividend amount for the full current term, in consideration of the current term business results and the future trends in business performance.

(Reference: outstanding borrowing)
We expect to continue to reduce the level of our consolidated outstanding borrowing, from 1,171.2 billion yen at the beginning of the current fiscal year, to approximately 1,065 billion yen at the end of the interim period, and to approximately 950 billion yen at the end of the current fiscal year, exceeding the initial planned reduction by 20 billion yen at the end of the interim period, and by 40 billion yen at the end of the current fiscal year.

(units: billion yen)

	March 31, 2004	September 30, 2004	March 31, 2005	Medium-Term Business Plan March 31, 2005
Consolidated	1,171.2	(1,085 approx.) 1,065 (approx.)	(990 approx.) 950 (approx.)	1,090
Non-consolidated	806.8	(740 approx.) 735 (approx.)	(680 approx.) 640 (approx.)	760

Note: Figures in parentheses are from the previous outlook.

Forward-Looking Statements
This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

(Reference)

1. Nationwide crude steel production volume
   Forecast for the first half of FY2005 ending March 31,2005 56.5 million tons (approx.)
   Forecast for the FY2005 ending March 31,2005 113 million tons (approx.)

2. Our company's crude steel production volume (Consolidated)

(ten thousand tons)

	Result for the first half of FY2004	Result for the FY 2004	Target for the first half of FY2005	Target for the FY 2005
Consolidated(*)	634	1,278	638 (approx.)	Comparable to FY2004

(*) include Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & steel Corporation.

3.Export ratio (Non-Consolidated total for whole company by monetary value)
Target for the first half of FY2005 37% (approx.)
Target for the FY2005 38% (approx.)

4.Exchange rate
Result for the FY2004 113 yen/$
Forecast for the first half of the FY2005 109 yen/$ (approx.)
Forecast for the FY2005 110 yen/$ (approx.)

5.Effect on profits of yen appreciation by one yen (Consolidated)
Forecast for the FY2005 1.1 billion yen per year (approx.)

6. Average price of steel products (Non-consolidated)
Target for the first half of FY2005 72.0 thousand yen / ton
Result for the second half of FY2004 65.9 thousand yen / ton

7.Unrealized gain on securities (Consolidated)
43.4 billion yen (the end of March 2004)

8. Segment Information

(100 million yen)

	Targets for the first half of FY2005		Targets for the FY2005	
	Sales	Operating Profits And losses	Sales	Operating Profits and losses
Steel	5,000 (approx.)	625 (approx.)	10,450 (approx.)	1,320 (approx.)
Engineering	250 (approx.)	△25 (approx.)	600 (approx.)	△25 (approx.)
Electronics	250 (approx.)	10 (approx.)	550 (approx.)	20 (approx.)
Other	200 (approx.)	10 (approx.)	400 (approx.)	30 (approx.)

9.Extraordinary profits and losses (Consolidated)

(100 million yen)

	Forecast for the first half of FY2005
Gain on sales of investment securities, etc.	25 (approx.)
Provision for retirement allowances	△35 (approx.)
Total	△10 (approx.)

10.Capital investment and depreciation cost (property, plant and equipment)

(100 million yen)

	Results for the FY2004		Targets for the FY 2005	
	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated
Capital Investment	671	488	650 (approx.)	360 (approx.)
Depreciation cost	783	487	780 (approx.)	450 (approx.)

11.Number of employees

(person)

	Results for the end of March 2004	Targets for the end of September 2004	Targets for the end of March 2005
Consolidated	24,744	24,600 (approx.)	24,700 (approx.)
Non-Consolidated	6,669	6,690 (approx.)	6,650 (approx.)

(Include employees loaned to other companies)

(person)

	Result for the end of March 2004	Target for the end of September 2004	Target for the end of March 2005
Non-Consolidated	6,843	6,855 (approx.)	6,810 (approx.)

12.Analysis of factors affecting profits and losses (Consolidated)
Exchange rate (TTM)
Result for the first half of FY2004:118 yen/$→Forecast for the first half of FY2005:109 yen/$
Result for the first half of FY2004 → Forecast for the first half of FY2005

Reasons for improvement of profits sand losses		Reasons for deterioration of profits and losses	
	(100 million yen)		(100 million yen)
Product mix and sales prices, etc.	631	Raw material prices, etc.	△400
Cost improvement	75	Exchange rate fluctuation	△ 50
Total	706	Total	△450

Recurring profits
Result for the first half of FY2004: 29.4 billion yen
→ Forecast for the first half of FY2005: 55.0 billion yen (improvement of 25.6 billion yen)

13.Concerning the impairment accounting application
At this stage we don't expect that there will be any large special losses by the next fiscal year's application of impairment accounting.